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Exhibit 12.1

Steinway Musical Instruments, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	1996	1997	1998	1999	2000	7/1/00	6/30/01
Pretax income	$15,913	$26,156	$31,057	$29,745	$27,404	$16,340	$14,501
Computation of fixed charges:
Interest expense	17,870	13,504	12,982	14,183	17,401	7,294	10,139
Amortization of deferred financing costs	1,056	891	891	1,005	1,006	373	620
Estimated interest component of rental expense	1,059	1,048	1,213	1,307	1,326	661	666

Total fixed charges	$19,985	$15,443	$15,086	$16,495	$19,733	$8,328	$11,425
Total earnings and fixed charges	$35,898	$41,599	$46,143	$46,240	$47,137	$24,668	$25,926
Ratio of earnings to fixed charges	1.8x	2.7x	3.1x	2.8x	2.4x	3.0x	2.3x

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  Exhibit 12.1
Steinway Musical Instruments, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in Thousands)